UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 9, 2021

Performance Food Group Company

(Exact Name of Registrant as Specified in Charter)

Delaware	001-37578	43-1983182
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

12500 West Creek Parkway Richmond, Virginia	23238
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (804) 484-7700

(Former Name or Former Address, if Changed Since Last Report): N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 Par Value	PFGC	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

As previously reported, on May 17, 2021, Core-Mark Holding Company, Inc., a Delaware corporation (“Core-Mark”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Performance Food Group Company, a Delaware corporation (“PFG”), Longhorn Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of PFG (“Merger Sub I”), and Longhorn Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of PFG (“Merger Sub II”). Among other things, the Merger Agreement provides, subject to the satisfaction or waiver of the conditions to closing set forth therein, for (i) the merger of Merger Sub I with and into Core-Mark (the “First Merger”), with Core-Mark continuing as the surviving corporation of the First Merger and a wholly owned subsidiary of PFG and (ii) promptly after the First Merger, the merger of Core-Mark with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II continuing as the surviving company of the Second Merger and a wholly owned subsidiary of PFG.

As previously reported, on June 7, 2021, each of PFG and Core-Mark filed its respective notification and report form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR Act”) with respect to the Mergers. Also, as previously reported, PFG voluntarily withdrew its notification and report form on July 7, 2021 and refiled such form on July 9, 2021. Effective as of 11:59 p.m. EST on August 9, 2021, the waiting period under the HSR Act expired with respect to the Mergers, and accordingly, the applicable closing condition to the Mergers has been satisfied. The parties expect to close the Mergers in late August or early September 2021, assuming that Core-Mark’s stockholders adopt the Merger Agreement and other closing conditions are satisfied.

On August 3, 2021, the Federal Trade Commission’s (“FTC”) Bureau of Competition announced that it was facing a substantial increase in merger filings that is straining the agency’s capacity to rigorously investigate deals within the HSR Act timelines, and therefore, the FTC would start issuing standard letters on deals where the agency did not have time to fully investigate. Consistent with this guidance from the FTC, Core-Mark and PFG received such a standard form letter on August 9, 2021, which states, among other things, that, although the waiting period would be expiring, the FTC’s investigation of the Mergers remains open and ongoing. The letter states that the FTC may challenge transactions—before or after their consummation. The FTC had such ability prior to and independent of its announcement on August 3, 2021, that it would start issuing the standard letters described above. Accordingly, Core-Mark and PFG believe that the letters they received do not change or expand the FTC’s ability under U.S. law to investigate and challenge the Mergers after expiration of the HSR Act waiting period and after consummation of the Mergers.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include, but are not limited to, statements related to our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, and other non-historical statements. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words.

Such forward-looking statements are subject to various risks and uncertainties. The following factors, in addition to those discussed under the section entitled Item 1A. Risk Factors in the PFG’s Annual Report on Form 10-K for the fiscal year ended June 27, 2020 filed with the Securities and Exchange Commission (the “SEC”) on August 18, 2020, as such factors may be updated from time to time in our periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov, could cause actual future results to differ materially from those expressed in any forward-looking statements:

•	integration of our acquisition of Reinhart;

•	the material adverse impact the COVID-19 pandemic has had and is expected to continue to have on the global markets, the restaurant industry, and our business specifically;

•	competition in our industry is intense, and we may not be able to compete successfully;

•	we operate in a low margin industry, which could increase the volatility of our results of operations;

•	we may not realize anticipated benefits from our operating cost reduction and productivity improvement efforts;

•	our profitability is directly affected by cost inflation and deflation and other factors;

•	we do not have long-term contracts with certain of our customers;

•	group purchasing organizations may become more active in our industry and increase their efforts to add our customers as members of these organizations;

•	changes in eating habits of consumers;

•	extreme weather conditions;

•	our reliance on third-party suppliers;

•	labor relations and cost risks and availability of qualified labor;

•	volatility of fuel and other transportation costs;

•	inability to adjust cost structure where one or more of our competitors successfully implement lower costs;

•	we may be unable to increase our sales in the highest margin portion of our business;

•	changes in pricing practices of our suppliers;

•	our growth strategy may not achieve the anticipated results;

•	risks relating to acquisitions, including the risk that we are not able to realize benefits of acquisitions or successfully integrate the businesses we acquire;

•	environmental, health, and safety costs;

•	the risk that we fail to comply with requirements imposed by applicable law or government regulations;

•	a portion of our sales volume is dependent upon the distribution of cigarettes and other tobacco products, sales of which are generally declining;

•	if the products we distribute are alleged to cause injury or illness or fail to comply with governmental regulations, we may need to recall our products and may experience product liability claims;

•	our reliance on technology and risks associated with disruption or delay in implementation of new technology;

•	costs and risks associated with a potential cybersecurity incident or other technology disruption;

•	product liability claims relating to the products we distribute and other litigation;

•	adverse judgements or settlements;

•	negative media exposure and other events that damage our reputation;

•	decrease in earnings from amortization charges associated with acquisitions;

•	impact of uncollectibility of accounts receivable;

•	difficult economic conditions affecting consumer confidence;

•	risks relating to federal, state, and local tax rules;

•	the cost and adequacy of insurance coverage;

•	risks relating to our outstanding indebtedness;

•	our ability to raise additional capital;

•	our ability to maintain an effective system of disclosure controls and internal control over financial reporting;

•	the possibility that the expected synergies and value creation from the acquisition of Reinhart will not be realized or will not be realized within the expected time period; and

•	the following risks related to the proposed acquisition of Core-Mark ( the “Core-Mark Transaction”):

•	the risk that, after the closing of the Core-Mark Transaction, U.S. antitrust authorities could continue to investigate the Core-Mark Transaction and challenge the Core-Mark Transaction;

•

the possibility that conditions to the consummation of the Core-Mark Transaction, including approval by Core-Mark shareholders, will not be satisfied or completed on a timely basis and accordingly the Core-Mark Transaction may not be consummated on a timely basis or at all;

•	uncertainty as to the expected financial performance of the combined company following completion of the Core-Mark Transaction;

•	the possibility that the expected synergies and value creation from the Core-Mark Transaction will not be realized or will not be realized within the expected time period;

•	the exertion of PFG management’s time and PFG’s resources, and other expenses incurred and business changes required, in connection with the Core-Mark Transaction;

•

the risk that unexpected costs will be incurred in connection with the completion and/or integration of the Core-Mark Transaction or that the integration of Core-Mark will be more difficult or time consuming than expected;

•	availability of debt financing for the Core-Mark Transaction and our refinancing plans on terms that are favorable to us;

•	a downgrade of the credit rating of PFG’s indebtedness, which could give rise to an obligation to redeem existing indebtedness;

•

potential litigation in connection with the Core-Mark Transaction may affect the timing or occurrence of the Core-Mark Transaction or result in significant costs of defense, indemnification and liability;

•	the inability to retain key personnel;

•	the possibility that competing offers will be made to acquire Core-Mark;

•

disruption from the announcement, pendency and/or completion of the Core-Mark Transaction, including potential adverse reactions or changes to business relationships with customers, employees, suppliers or regulators, making it more difficult to maintain business and operational relationships; and

•	the risk that, following the Core-Mark Transaction, the combined company may not be able to effectively manage its expanded operations.

Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this release and in our filings with the SEC. Any forward-looking statement, including any contained herein, speaks only as of the time of this release or as of the date they were made and we do not undertake to update or revise them as more information becomes available or to disclose any facts, events, or circumstances after the date of this release or our statement, as applicable, that may affect the accuracy of any forward-looking statement, except as required by law.

Important Additional Information and Where to Find It

PFG has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”), which includes a prospectus with respect to the shares of PFG common stock to be issued in the Core-Mark Transaction and a proxy statement for Core-Mark’s stockholders (the “Proxy Statement”). The Registration Statement was declared effective by the SEC on July 14, 2021, and PFG filed the final prospectus and the Company filed the Proxy Statement with the SEC on July 14, 2021. This communication is not a substitute for the Registration Statement, the Proxy Statement or any other document that Core-Mark may send to its stockholders in connection with the Core-Mark Transaction. INVESTORS AND SECURITY HOLDERS OF PFG AND CORE-MARK ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PFG, CORE-MARK, THE CORE-MARK TRANSACTION AND RELATED MATTERS. Investors and security holders of PFG and Core-Mark will be able to obtain free copies of the Registration Statement, the Proxy Statement and other documents (including any amendments or supplements thereto) containing important information about PFG and Core-Mark once those documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by PFG will be available free of charge on PFG’s website at www.investors.pfgc.com or by contacting PFG’s Investor Relations department at investor@pfgc.com. Copies of the documents filed with the SEC by Core-Mark will be available free of charge on Core-Mark’s website at ir.core-mark.com/investors or by contacting Core-Mark’s Investor Relations department at ir@core-mark.com.

Participants In The Solicitation

PFG, Core-Mark and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Core-Mark in connection with the proposed transaction.

Information about the directors and executive officers of PFG is set forth in its (i) Form 10-K for the fiscal year ended June 27, 2020, which was filed with the SEC on August 18, 2020 and (ii) proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on October 9, 2020, and on its website at www.pfgc.com. Information about the directors and executive officers of Core-Mark is set forth in its (i) Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 1, 2021 and (ii) proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on April 5, 2021, and on its website at www.core-mark.com.

Investors may obtain additional information regarding the interest of such participants by reading the Registration Statement, the Proxy Statement and other materials filed with the SEC in connection with the Core-Mark Transaction.

No Offer or Solicitation

This Current Report is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PERFORMANCE FOOD GROUP COMPANY

Dated: August 11, 2021	By:	/s/ A. Brent King
Name: A. Brent King
Title: Senior Vice President, General Counsel and Secretary